Exhibit 99.1

13 June 2024

PureTech Health plc

Results of Annual General Meeting

The Annual General Meeting of PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech Health” or the “Company”) was held at 11 a.m. EDT/4 p.m. BST on Thursday, June 13, 2024.

All of the resolutions proposed at the Annual General Meeting were duly passed by the shareholders on a poll. The results of the poll, incorporating the proxy votes lodged in advance of the meeting, are set out below.

Resolutions	For	%	Against	%	Withheld	Total votes cast
001. To approve the Company’s Annual Report and Accounts for year ended 31 December 2023	180,831,234	100.00%	3,581	0.00%	90,476	180,834,815
002. To approve the Directors’ Remuneration Report	72,296,583	55.95%	56,922,574	44.05%	51,706,134	129,219,157
003. To approve the Directors’ Remuneration Policy	83,722,702	64.46%	46,157,643	35.54%	51,044,946	129,880,345
004. To approve amendments to the rules of the PureTech Health plc Performance Share Plan 2023	91,600,947	70.74%	37,887,028	29.26%	51,437,316	129,487,975
005. To elect Ms. Sharon Barber-Lui as a director	180,223,191	99.99%	13,818	0.01%	688,282	180,237,009
006. To elect Dr. Bharatt Chowrira as a director	180,903,972	99.99%	14,250	0.01%	7,069	180,918,222
007. To elect Dr. Raju Kucherlapati as a director	168,304,704	93.03%	12,613,517	6.97%	7,070	180,918,221
008. To elect Dr. John LaMattina as a director	97,660,582	74.71%	33,063,035	25.29%	50,201,674	130,723,617
009. To elect Dr. Robert Langer as a director	178,992,250	98.94%	1,925,771	1.06%	7,270	180,918,021
010. To elect Ms. Kiran Mazumdar-Shaw as a director	171,626,767	94.91%	9,206,455	5.09%	92,069	180,833,222
011. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company	180,817,973	99.95%	95,238	0.05%	12,080	180,913,211
012. To authorize the Audit Committee to determine the Auditors’ remuneration	180,898,936	99.99%	20,477	0.01%	5,878	180,919,413
013. To authorize the allotment of shares	168,771,484	97.85%	3,707,621	2.15%	8,446,186	172,479,105
014. To disapply pre-emption rights	167,217,234	96.95%	5,261,591	3.05%	8,446,466	172,478,825
015. To further disapply pre-emption rights for acquisitions and specified capital investments.	165,299,824	95.84%	7,179,001	4.16%	8,446,466	172,478,825
016. To authorize market purchase of own shares	180,789,891	99.93%	129,498	0.07%	5,902	180,919,389
017. To authorize general meetings to be called on not less than 14 clear days’ notice	180,302,971	99.77%	422,112	0.23%	200,208	180,725,083

While the Board is pleased that all resolutions were supported by the required majorities, we note that more than 20% of votes were cast against Resolutions 2, 3, 4 and 8. Over the past year, the Board has actively engaged with shareholders regarding its approach to director remuneration, resulting in adjustments to the proposed Remuneration Policy. Looking ahead, the Board will continue to engage with shareholders to further understand their perspectives and the reasons behind their opposition to certain proposals. In accordance with the UK Corporate Governance Code, we will provide an update on our engagement efforts within the next six months.

Notes:

(1)	A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

(2)

As at June 13, 2024 the number of issued shares in the Company was 270,859,250 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

(3)

The full text of the resolutions may be found in the Notice of the Annual General Meeting, copies of which are available on both the Company’s website https://investors.puretechhealth.com/financials-filings/reports and on the National Storage Mechanism.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statement that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our future prospects, developments, and strategies, and statements regarding the intent, belief or current expectations regarding the Tender Offer. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Investor Relations

IR@puretechhealth.com